Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Partners
Penn Virginia Resource Partners, L.P.:

We consent to the incorporation by reference of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Penn Virginia Resource Partners, L.P. (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of the Partnership, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG, LLP

Houston, Texas
September 24, 2009